SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29066; File No. 812-13640]

PNC Bank, National Association; Notice of Application

December 3, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment

Company Act of 1940 ("Act") granting an exemption from section 18(f)(1) of the Act.

Applicant: PNC Bank, National Association ("PNC Bank").

Summary of the Application: Applicant requests an order that that would permit certain

registered open-end management investment companies to participate as borrowers in

loan facilities to be administered by PNC Bank.

Filing Dates: The application was filed on March 11, 2009, and amended on November 30,

2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicants with a copy of the request, personally or

by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

December 28, 2009 and should be accompanied by proof of service on applicants, in the

form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state

the nature of the writer's interest, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request by writing to the Commission's

Secretary.

<u>Addresses</u>: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicant, PNC Bank, National Association, One PNC

Plaza, 21st Floor, 249 Fifth Avenue, Pittsburgh, PA 15222.

<u>For Further Information Contact</u>: Lewis B. Reich, Senior Counsel, at (202) 551-6919, or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Office of Investment Company

Regulation, Division of Investment Management).

<u>Supplementary Information</u>: The following is a summary of the application. The complete

application may be obtained via the Commission's web site by searching for the file

number, or for an applicant using the Company name box at

http://www.sec.gov/search/search.htm or by calling 202) 551-8090.

<u>Applicant's Representations</u>:

      1.   PNC Bank, a wholly-owned indirect subsidiary of The PNC Financial

Services Group, Inc. ("PNC Financial"), is a national banking association with its

principal office in Pittsburgh, Pennsylvania. PNC Financial is one of the largest

diversified financial services companies in the United States based on assets, with

businesses engaged in retail banking, corporate and institutional banking, asset

management, and global fund processing services. PNC Bank has extensive experience

and expertise as an administrator of asset-backed commercial paper programs, having

administered the commercial paper program of Market Street Funding LLC ("Market

Street"), a limited purpose securitization entity, since 1995.

      2.   Market Street is organized as a Delaware limited liability company and is

exempt from registration under the Act in reliance on section 3(c)(7) of the Act. All of the membership interests of Market Street are owned by Market Street Holding

Corporation ("MSHC"). All of the capital stock of MSHC is owned by Amacar

Investments, LLC, an entity unaffiliated with PNC Financial. As of September 30, 2009,

Market Street's purchase commitments totaled approximately $6.0 billion, and its

outstanding loans and other assets totaled approximately $3.3 billion.

3.   PNC Bank requests relief to permit any registered open-end management

investment company or series thereof to participate from time to time as a borrower

("Borrowing Fund") in a loan facility to be administered by PNC Bank ("Loan Facility").

Market Street, which would be the principal source of financing for each Loan Facility,

will issue commercial paper and will utilize liquidity support provided by highly rated

financial institutions that are "banks" within the meaning of section 2(a)(5) of the Act

("Liquidity Providers"). Market Street issues unsecured commercial paper with

maturities of up to 270 days ("Promissory Notes") to fund uncommitted purchases of and

uncommitted loans secured by various types of financial assets.

4.   The Promissory Notes issued by Market Street are sold only to

institutional investors that are "accredited investors" as defined in rule 501(a) of

Regulation D under the Securities Act of 1933 (the "Securities Act") or to "qualified

institutional buyers" as defined in rule 144A under the Securities Act. PNC Bank, which

has extensive experience as an administrator of asset-backed commercial paper programs,

will perform the administrative functions for Market Street. PNC Bank will negotiate the

business arrangements on behalf of Market Street, including loan amounts, interest rates,

and fees. PNC Bank will act as agent for Market Street and the related Liquidity

Providers under the agreements executed with each Borrowing Fund and in such capacity will exercise rights and enforce remedies on behalf of Market Street and Liquidity Providers.

5.   As security for a loan, Borrowing Funds will pledge assets ("Pledged Assets") for the benefit of Market Street and the applicable Liquidity Provider. The Pledged Assets will meet eligibility criteria set by Market Street that will be consistent with the Borrowing Fund's investment objectives and policies. For each loan transaction, PNC Bank will evaluate: (a) the type and nature of a Borrowing Fund's Pledged Assets to determine whether they meet Market Street's standards for collateral; (b) the operations and history of the Borrowing Fund; and (c) the financial position and operations of the Borrowing Fund's investment adviser.

6.   Applicant states that Market Street would make loans to a Borrowing Fund on an uncommitted basis and the applicable Liquidity Provider would be obligated to make loans to the Borrowing Fund in the event Market Street was unable or unwilling to make such loans. Market Street will have the right in its sole discretion to require the Liquidity Providers to acquire outstanding loans made by Market Street to a Borrowing Fund at an agreed-upon amount determined pursuant to the formula set forth in the related agreements. Applicant states that these liquidity support arrangements provide additional assurances to the holders of Promissory Notes that they will be paid at maturity, as well as protection for Borrowing Funds.

7.   Applicant states that Market Street currently provides financing for assets originated by customers of PNC Bank and their affiliates as sellers of those assets to Market Street. The assets purchased by Market Street include financial assets and securities backed by financial assets. Some transactions are structured as loans to the

sellers, secured by the assets being financed, or as agreements to acquire future cash flows from asset interests. In addition to purchasing interests in pools of assets directly, Market Street has purchased publicly registered, rule 144A eligible or privately placed asset-backed securities in open market or privately negotiated transactions. Market Street finances its purchase of asset pools primarily through the issuance of its Promissory Notes. All loans made by Market Street to the Borrowing Funds are not expected to be in the aggregate more than 20% of Market Street's outstanding loans and other assets.

8.　　　Applicant represents that the revolving credit and security agreement of a Loan Facility, which will be negotiated by the parties, will contain representations, warranties, covenants and events of default that are customary for secured loan transactions involving registered open-end management investment companies, as well as such other terms that are specific to a particular Borrowing Fund and the conduct of its business. A Borrowing Fund will have the right at any time to prepay any outstanding loans under its Loan Facility on certain monthly or quarterly dates without any premium or penalty. The Pledged Assets of a Borrowing Fund will be available solely to secure the repayment of the loans and other outstanding obligations of that Borrowing Fund under the Loan Facility. Applicant further states that a Borrowing Fund would have the same rights and remedies under state and federal law with respect to a Loan Facility from Market Street that it would have with respect to a comparable loan from a bank. PNC Bank also states that the arrangements with the Liquidity Providers protect Borrowing Funds by providing an alternative source of financing in the event Market Street is unable to continue lending funds.

9.	Before a Loan Facility is established, a Borrowing Fund must represent, in writing, to PNC Bank, Market Street and the Liquidity Providers that: (a) its policies permit borrowing and, if applicable, the use of leverage; (b) all borrowing transactions pursuant to the Loan Facility will be subject to the requirements of the Act, the rules and regulations thereunder, and any other applicable interpretations or guidance from the Commission or its staff; and (c) each borrowing transaction will be conducted in accordance with all applicable representations and conditions of the application. Before a Borrowing Fund may participate in a Loan Facility, its board of directors or trustees ("Board"), including a majority of the directors or trustees that are not "interested persons" within the meaning of section 2(a)(19) of the Act ("Disinterested Directors"), will determine that its participation is consistent with the Borrowing Fund's investment objectives and policies and in the best interests of the Borrowing Fund and its shareholders. Each Borrowing Fund's Board, including a majority of the Disinterested Directors, will also adopt procedures for evaluating and making certain determinations concerning the terms of each loan transaction between the Borrowing Fund and Market Street.

10.	PNC Bank states that the proposed Loan Facilities would enable Borrowing Funds to borrow money from Market Street at lower cost than obtaining comparable loans from a bank. PNC Bank states that Market Street's cost of funds is lower than that of banks, and this advantage will be passed on to the Borrowing Funds.[1]

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[1]	The rate at which a Liquidity Provider would make a loan to a Borrowing Fund would not be as favorable as that of Market Street, but would be comparable to the rates on secured lines of credit from banks. PNC Bank anticipates that Market Street, rather than a Liquidity Provider, will be the lender to the Borrowing Funds under a Loan Facility, absent extenuating circumstances.

Applicant's Legal Analysis:

1.   Section 18(f)(1) of the Act prohibits an open-end investment company from issuing any senior security except that a company is permitted to borrow from any bank, if immediately after the borrowing, there is an asset coverage of at least 300% for all borrowings of the company.[2] Section 2(a)(5) defines "bank" as a depository institution, a branch or agency of a foreign bank, a member bank of the Federal Reserve System, a banking institution or other trust company that, as a substantial portion of its business, receives deposits or exercises fiduciary powers similar to those permitted to national banks. Applicant states that while Market Street engages in many of the same business activities as banks, it is not a "bank" under this definition.

2.   Section 6(c) of the Act permits the Commission to exempt any person or transaction or any class or classes of persons or transactions from any provision or provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. PNC Bank requests exemptive relief from section 18(f)(1) solely to the extent necessary to allow a Borrowing Fund to borrow from Market Street. PNC Bank believes that permitting the Borrowing Funds to borrow from Market Street is fully consistent with the purposes and policies of section 18(f)(1) and would not implicate the concerns underlying that provision.

3.   PNC Bank states that section 18(f) of the Act reflects Congressional concern about excessive borrowing and the issuance of senior securities by open-end investment companies because these practices could unduly increase the speculative

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[2]   Under section 18(g) of the Act, the term "senior security" includes any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness.

character and investment risk of junior securities. PNC Bank notes that Borrowing Funds would remain subject to the 300% asset coverage requirement in section 18(f)(1) of the Act for all borrowings, including those from Market Street. PNC Bank further represents that Market Street's loans will not impose any restrictions on a Borrowing Fund's shareholders that are different from those imposed by a collateralized bank loan. Finally, PNC Bank argues that permitting a Borrowing Fund to borrow from Market Street rather than a bank is expected to reduce its costs of borrowing, which should decrease the risk that a Borrowing Fund's borrowing costs will exceed the return from securities purchased with borrowed money and lessen any related incentive to purchase more speculative portfolio securities to cover those costs.

4.   PNC Bank states that section 18(f) of the Act also limited open-end investment companies to borrowing from traditional institutional lending sources out of a Congressional concern that public holders of senior securities might be unaware that they were much riskier instruments than senior securities issued by operating companies. Senior securities of investment companies typically were secured by assets that were subject to wide fluctuations in value. Further, common shareholders could redeem at any time, which also might affect an open-end investment company's ability to repay its outstanding debt.

5.   PNC Bank argues that the Loan Facilities do not involve the type of senior security holder that section 18(f)(1) of the Act was designed to protect and that the structure of the Loan Facilities and Market Street provide sufficient protection to the parties that face any risk of loss by lending to an open-end investment company. Market Street is administered by PNC Bank, which applicant states has expertise in administering loans collateralized by financial instruments that equals or exceeds the expertise of most banks.

The Liquidity Providers are banks as defined by the Act and thus not the type of potential senior security holder that Congress believed needed protection. PNC Bank states that the Promissory Notes are general obligations of Market Street and loans to Borrowing Funds are not expected to exceed 20% of Market Street's outstanding assets and loans to any individual Borrowing Fund are not expected to exceed 10% of Market Street's assets. Any risk of loss on the Promissory Notes posed by loans to registered open-end investment companies is further reduced by PNC Bank's expertise, Market Street's ability to sell the loans under the Loan Facilities to the Liquidity Providers, Market Street's external liquidity and credit enhancement sources and the capital of Market Street.

6.　　　Applicant states that section 18(f) also reflects a concern that complex capital structures may permit insiders to manipulate the allocation of expenses and profits; facilitate control of the investment company by junior security shareholders with little investment; and make it difficult for investors in the investment company to understand what their stock is worth. PNC Bank states that borrowing from Market Street would not facilitate pyramiding of control or manipulative reallocation of expenses and profits. Further, PNC Bank believes that borrowings from Market Street would not be any more difficult for shareholders of a Borrowing Fund to understand than bank borrowings.

7.　　　Applicant also states that section 18(f) reflects a concern that existed when the Act was adopted that borrowings by open-end investment companies could be used to invest in securities without being subject to limitations of the Board of Governors of the Federal Reserve System (the "FRB") on the amount of credit that could be used for these purposes ("margin requirements"). Under Regulations U and T under the Securities Exchange Act of 1934, in effect prior to enactment of the Act, only borrowings for such purposes made by a domestic bank or broker-dealer were subject to margin requirements. Regulation U as currently in effect imposes restrictions on banks and lenders other than broker-dealers that extend credit to borrowers for the purpose of purchasing or carrying margin stock. If Market Street makes loans to a Borrowing Fund in excess of the threshold amounts under Regulation U, Market Street will register with the FRB as a nonbank lender and would be subject to the same credit restrictions as a bank under Regulation U.

8.   Finally, applicant believes the requested relief will benefit Borrowing Funds by providing them with an alternative, lower-cost source of financing. For all of these reasons and in light of the protections afforded by the conditions set forth below, PNC Bank believes that permitting Borrowing Funds to borrow from Market Street would be in the best interests of the Borrowing Funds and their shareholders, appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicant's Conditions:

The applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.   All Borrowing Funds will comply with the asset coverage requirements in section 18(f)(1) of the Act, including with respect to all borrowings from Market Street.

2.   A loan by Market Street to a Borrowing Fund will be at an interest rate equal to Market Street's cost of funds (*i.e.*, the weighted average Promissory Note rate plus dealer commissions).

3.   Before a Borrowing Fund may participate in a Loan Facility, the Borrowing Fund's Board, including a majority of the Disinterested Directors, will

determine that participation in the Loan Facility is consistent with the Borrowing Fund's investment objectives and policies and is in the best interests of the Borrowing Fund and its shareholders. In addition, a Borrowing Fund will disclose in its statement of additional information all material facts about its participation in the Loan Facility.

4.   Before a Borrowing Fund may participate in a Loan Facility, its Board, including a majority of the Disinterested Directors, will adopt procedures governing the Borrowing Fund's participation in the Loan Facility ("Procedures"). In addition to any other provisions the Board may find necessary or appropriate to be included in the Procedures, the Procedures will require that, before a Borrowing Fund may enter into loan transactions with Market Street, the Board, including a majority of the Disinterested Directors, will determine that:

      a.   the borrowing is in the best interests of the Borrowing Fund and its shareholders;

      b.   the borrowing and pledge of assets are consistent with the Borrowing Fund's investment objectives and policies;

      c.   the total anticipated cost of the Loan Facility (including fees and interest) does not exceed the total anticipated costs of comparable financing alternatives that are available to the Borrowing Fund;

      d.   the asset eligibility criteria for the Loan Facility are consistent with the Borrowing Fund's investment objectives and policies; and

      e.   the Borrowing Fund's investments, consistent with the asset eligibility criteria and any other requirements of participating in the Loan

Facility, will be in the best interests of the Borrowing Fund and its

shareholders.

5.   If Market Street determines (a) to require the Liquidity Providers to

acquire from Market Street outstanding loans made to a Borrowing Fund, or (b) not to

extend additional loans to a Borrowing Fund, the Board of the Borrowing Fund,

including a majority of the Disinterested Directors, will be notified promptly. As

soon as practicable, the Board, including a majority of the Disinterested Directors,

must determine whether it is in the best interests of the Borrowing Fund and its

shareholders to continue to participate in the Loan Facility or to terminate the

Borrowing Fund's participation in the Loan Facility in accordance with its terms.

6.   At each regular quarterly meeting, the Board, including a majority of the

Disinterested Directors, will (a) review a Borrowing Fund's loan transactions under

its Loan Facility during the preceding quarter, including the terms of each transaction,

and (b) determine whether the transactions were effected in compliance with the

Procedures and the terms and conditions of the order. At least annually, the Board,

including a majority of the Disinterested Directors, will (a) with respect to a

Borrowing Fund's continued participation in a Loan Facility, make the

determinations required in condition 3 above, and (b) approve such changes to the

Procedures as it deems necessary or appropriate.

7.   A Borrowing Fund will maintain and preserve permanently in an easily

accessible place a written copy of the Procedures and any modifications to the

Procedures. The Borrowing Fund will maintain and preserve for a period of not less

than six years from the end of the fiscal year in which any transaction with a Loan

Facility occurred, the first two years in an easily accessible place, a written record of each transaction setting forth a description of the terms of the transaction, including the amount, maturity, and the rate of interest on the loan, and all information upon which the determinations required by these conditions were made.

8.   The applicant will not enter into a Loan Facility with any Borrowing Fund if, at the time of such transaction, the applicant, Market Street or any Liquidity Provider is an affiliated person of that Borrowing Fund, within the meaning of section 2(a)(3) of the Act, or an affiliated person of any affiliated person of that Borrowing Fund.

Florence E. Harmon
Deputy Secretary